Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Twelve months ended December 31,
	2015	2014	2013	2012	2011

Earnings before income taxes	$74,832	$83,138	$45,078	$22,088	$53,624

Fixed charges
Interest expense	13,831	13,801	13,912	12,908	10,807
Portion of rentals representing interest	2,135	2,426	2,478	2,385	2,661
Amortization of capitalized debt expense	197	188	178	247	236

Total earnings	$90,995	$99,552	$61,647	$37,627	$67,327

Fixed charges
Interest expense	13,831	13,801	13,912	12,908	10,807
Portion of rentals representing interest	2,135	2,426	2,478	2,385	2,661
Amortization of capitalized debt expense	197	188	178	247	236

Total fixed charges	$16,163	$16,415	$16,569	$15,539	$13,703

Ratio of earnings to fixed charges	5.6	6.1	3.7	2.4	4.9